Filed Pursuant to Rule 424(b)(4)

Registration No. 333-122520 and

Registration No. 333-122864

PROSPECTUS

57,000,000 Shares

MEMC Electronic Materials, Inc.

Common Stock

The selling stockholder named in this prospectus is offering 57,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

The shares of our common stock are listed on the New York Stock Exchange under the symbol “WFR.” On February 16, 2005, the last sale price of the shares as reported on the New York Stock Exchange was $11.63 per share.

Investing in our securities involves risks that are described under “ Risk Factors”

beginning on page 7 of the prospectus.

	Per Share	Total
Public offering price	$11.50	$655,500,000
Underwriting discount	$0.4888	$27,861,600
Proceeds, before expenses, to the selling stockholder	$11.0112	$627,638,400

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 8,550,000 shares on the same terms and conditions as set forth above if the underwriters sell more than 57,000,000 shares of the common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers and Merrill Lynch, on behalf of the underwriters, expect to deliver the shares on or about February 23, 2005.

LEHMAN BROTHERS	MERRILL LYNCH & CO.

CITIGROUP
JMP SECURITIES	NEEDHAM & COMPANY, INC.

The date of this prospectus is February 17, 2005.

You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you information that differs from the information in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus, even if this prospectus is delivered to you after that date or you buy our securities after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Information contained on our website does not constitute part of this prospectus.

In this prospectus, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone® and MDZ® are our trademarks in the U.S. and other jurisdictions.

i

SUMMARY

Overview

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) in diameter.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 500 U.S. and foreign patents on our products and processes and have over 350 U.S. and foreign patent applications on file. We believe that our history of technological innovation, broad product portfolio and close customer relationships allow us to compete effectively in the wafer industry.

Purpose of Offering

The selling stockholder has advised us that this offering of shares of our common stock is a continuation of the selling stockholder’s long-term divestiture strategy. We believe that the size and scope of this offering will help to address concerns investors may have about the selling stockholder’s large ownership interest in us, including the limited size of the public float of our common stock. Upon the completion of this offering, the selling stockholder’s ownership in us will be reduced from approximately 63% to 38%, assuming the over-allotment option is not exercised. As a result, we will no longer be a “controlled company” under the rules of the New York Stock Exchange and we intend to change our board structure so that the board will be comprised of a majority of independent directors.

Industry Background

Almost all semiconductor devices are manufactured from wafers and thus the performance of the wafer industry is highly correlated to the unit shipments of the semiconductor device industry. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving their device performance and reducing their production costs. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. We believe semiconductor device manufacturers seek suppliers of wafers who can provide advanced technology capabilities, a broad product portfolio and superior service to meet their exacting device requirements.

Semiconductor device manufacturers’ focus on improving their productivity and lowering their cost per device has led to an increasing use of larger wafer sizes. Although the 200 millimeter wafer size is predominant in the industry today, the semiconductor industry’s continuing shift to 300 millimeter wafers represents a significant growth opportunity for the wafer industry. According to Gartner Dataquest, 300 millimeter wafers experience higher average selling prices per square inch than other diameter wafers. In addition, demand for 300 millimeter wafers is expected to grow at a compound annual growth rate of 40% from 2003 through 2009, also according to Gartner Dataquest.

Over the past decade, we believe the wafer industry has consolidated, with only four wafer suppliers now having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers, with larger manufacturers gaining an increasing share of the overall wafer market, particularly for larger wafer sizes and for wafers with more advanced technologies.

Our Business

We offer wafers with a wide variety of features satisfying numerous product specifications to meet our customers’ exacting requirements. Our wafers vary in diameter, surface features, composition, purity levels, crystal properties and electrical properties. We provide our customers with a reliable supply of high-quality wafers with consistent characteristics. Our wafers are used as a starting material for the manufacture of various types of semiconductor devices, including microprocessor, memory, logic and power devices. In turn, these semiconductor devices are used in computers, cellular phones and other mobile electronic devices, automobiles and other consumer and industrial products.

We are continually advancing our products’ capabilities. In addition to other new product offerings, we offer wafers with the Magic Denuded Zone®, or MDZ®, product feature. As compared to traditional techniques, this patented product feature increases our customers’ yields in both prime polished and epitaxial wafers by drawing impurities away from the surface of the wafer in a manner that is efficient and reliable, with results that are reproducible.

We market our products primarily through a global direct sales force. We have customer service and support centers in China, France, Germany, Italy, Japan, Malaysia, South Korea, Taiwan and the United States. We sell our products to virtually all major semiconductor device manufacturers, including the major memory, microprocessor and ASIC manufacturers as well as the world’s largest foundries. Samsung and Texas Instruments each accounted for more than 10% of our sales in the nine months ended September 30, 2004. No other customers represented 10% or more of our sales in the nine months ended September 30, 2004.

To meet our customers’ needs worldwide, we have established a global manufacturing network consisting of nine manufacturing facilities. We have made significant investments in our manufacturing facilities, related equipment and research and development to expand our production capacity for 200 millimeter wafers and to develop 300 millimeter wafers and other advanced wafer technologies. With scalable manufacturing infrastructure already in place, we believe that for our previously announced expansion plans we can obtain additional production capacity incrementally without the need to build new manufacturing facilities. For example, we recently acquired the remaining interest that we did not already own of Taisil Electronic Materials Corporation (Taisil), a fully integrated Taiwanese manufacturer of polished and epitaxial wafers in the Asia Pacific region. This acquisition provides us with lower cost expansion capacity for 300 millimeter wafers, as well as strengthens our ability to service our customers in the Asia Pacific region. We anticipate that the first 300 millimeter wafers from our Taisil facility will be available in the early part of the third quarter of this year. We believe that our Taisil facility will be the first facility to produce 300 millimeter wafers in Taiwan.

We use two types of polysilicon, the main raw material in our production process: granular polysilicon and chunk polysilicon. In 2004, we produced more than 90% of our total polysilicon quantity requirements internally. We believe our ability to meet the majority of our polysilicon requirements through in-house capabilities provides us with a key cost advantage to more effectively compete in the wafer industry.

We invest in research and development to continually develop new products and refine existing products to meet the needs of the marketplace. We devote a portion of our research and development resources to enhance our position in the crystal technology area, including the development of wafering technologies to meet advanced flatness and particle requirements of our customers. We also dedicate significant resources to the development of emerging wafer technologies, such as silicon-on-insulator, or SOI, as well as strained silicon. In addition, we continue to invest in research and development associated with larger wafer diameters.

Strategy

Our objective is to maintain and enhance our position as a leading worldwide producer of wafers for the semiconductor device industry. Our strategies to achieve this objective include:

•	Focus solely on providing wafers;

•	Maintain and enhance our technology leadership position;

•	Focus on continuous cost reduction and return on invested capital; and

•	Leverage our scalable infrastructure.

Our Company

We were formed in 1984 as a Delaware corporation and completed our initial public stock offering in 1995. Our corporate structure includes, in addition to our wholly owned subsidiaries, Taisil, which is approximately 100% owned by us and fully consolidated, and MEMC Korea Company, an 80%-owned consolidated joint venture in South Korea. Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376. Our telephone number is (636) 474-5000.

On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. All of the debt acquired by TPG from E.ON has been restructured or repaid. TPG currently beneficially owns approximately 63% of our outstanding common stock.

After this offering, we expect TPG will beneficially own approximately 38% of our common stock (assuming no exercise of the over-allotment option). We have been a “controlled company” under the rules of the New York Stock Exchange. As a controlled company, we were not required to have a majority of independent directors, to have a separate nominating and corporate governance committee of the board consisting only of independent directors, or to have a compensation committee consisting only of independent directors. Once TPG is no longer a greater than 50% stockholder, we must have a compensation committee as contemplated by the NYSE rules with at least one independent director serving on that committee and establish a nominating and corporate governance committee with at least one independent director serving on that committee. We currently have a combined compensation and nominating committee that includes two independent directors. On or before the closing of the offering, we will create a new nominating and corporate governance committee with at least one independent director and we will move the nominating function to this new committee. As a result, we will be in compliance with these committee requirements on the closing of this offering. Also upon the closing of this offering, we understand that three of the TPG-designated directors (Messrs. Chapus, Danhakl and Frantz) will resign from our board. We will then have a board consisting of six directors, three of whom are independent. Within 90 days of the loss of our “controlled company” status, we will need to have a majority of independent directors serving on each of the compensation committee and nominating and corporate governance committee. Within one year, we will need to have a majority of independent directors on our Board and fully independent compensation and nominating and corporate governance committees.

Recent Developments

On January 27, 2005, we announced our unaudited financial results for the quarter and year ended December 31, 2004. Our net sales were $268.4 million for the quarter ended December 31, 2004, a 30.9% increase compared to $205.0 million for the quarter ended December 31, 2003. Our gross margin for the quarter ended December 31, 2004 was $98.2 million, or 36.6% of net sales, compared to $64.4 million, or 31.4% of net sales, for the quarter ended December 31, 2003. Our operating income for the quarter ended December 31, 2004 was $69.6 million, or 25.9% of net sales, compared to $39.7 million, or 19.4% of net sales, for the quarter ended December 31, 2003. Our net income for the quarter ended December 31, 2004 was $69.2 million, or $0.31 per diluted share, compared to $34.4 million, or $0.15 per diluted share, for the quarter ended December 31, 2003. We achieved operating cash flow of $107.2 million for the quarter ended December 31, 2004, compared to $46.8 million for the quarter ended December 31, 2003.

During the quarter ended December 31, 2004, we redeemed in full our outstanding senior subordinated secured notes plus interest for approximately $67.7 million. As a result of this extinguishment, we recognized a non-operating debt extinguishment loss on a pretax basis of $61.4 million in the quarter ended December 31, 2004. During the quarter ended December 31, 2004, we also recorded a reversal of tax valuation allowances against deferred tax assets of $47.8 million as we believe it is more likely than not that certain deferred tax assets will be realized.

For the year ended December 31, 2004, our net sales increased by 31.6% to $1,028.0 million, compared to $781.1 million in the year ended December 31, 2003. Gross margin increased to $369.4 million, or 35.9% of net sales, in the year ended December 31, 2004, compared to $232.8 million, or 29.8% of net sales, in the year ended December 31, 2003. Additionally, we reported net income of $225.4 million, or $1.02 per diluted share, for the year ended December 31, 2004, compared to net income of $116.6 million, or $0.53 per diluted share, in the year ended December 31, 2003. We achieved operating cash flow of $283.0 million for the year ended December 31, 2004, compared to $127.2 million for the year ended December 31, 2003.

Summary Consolidated Financial Data

	Nine Months Ended Sep. 30, 2004 (1)(2)	Nine Months Ended Sep. 30, 2003	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002

	(unaudited)	(unaudited)
	(in thousands, except share data)
Statement of Operations Data:
Net sales	$759,582	$576,071	$781,100	$687,180
Gross margin	271,248	168,345	232,756	173,458
Marketing and administration	52,798	41,098	57,203	65,786
Research and development	27,594	24,326	32,934	27,423
Restructuring costs	0	0	0	15,300 (3)
Operating income	190,856	102,921	142,619	64,949
Equity in income (loss) of joint venture	(1,717)	4,317	6,235	1,239
Net income (loss) allocable to common stockholders	$156,227	$82,213	$116,617	$(22,097)
Basic income (loss) per share	$0.75	$0.41	$0.58	$(0.17)
Diluted income (loss) per share	$0.71	$0.38	$0.53	$(0.17)
Weighted average shares used in computing basic income (loss) per share	207,584,240	200,908,620	202,439,828	129,810,012
Weighted average shares used in computing diluted income (loss) per share	220,678,058	217,401,562	218,719,459	129,810,012

Other Data:
Capital expenditures	$98,073	$62,224	$85,227	$21,952
Employment	5,800	4,900	4,900	4,700

	Sep. 30, 2004(1)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$103,308
Working capital	205,578
Total assets	881,287
Short-term borrowings	1,014
Long-term debt (including current portion of long term debt)	141,365
Stockholders’ equity	354,051

	2004 Third Quarter	2004 Second Quarter (2)	2004 First Quarter(1)	2003 Fourth Quarter	2003 Third Quarter
	(unaudited)
	(in thousands)
Net sales	$275,283	$255,539	$228,760	$205,029	$195,897
Gross margin	110,746	87,159	73,343	64,411	58,519
Operating income	83,565	60,049	47,242	39,698	36,500
Net income	59,720	60,601	35,906	34,404	35,197

(1)	In the 2004 first quarter, we completed the acquisition of the remaining 55% interest in Taisil that we did not already own. As a result, the financial results of Taisil were consolidated with our results effective February 1, 2004.
(2)	During the three months ended June 30, 2004, we reversed $25,325 in valuation allowances against deferred tax assets, as we believe that it is more likely than not that certain deferred tax assets will be realized.
(3)	During 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting 450 salaried, hourly and temporary employees.

The Offering

Common stock offered by the selling stockholder	57,000,000 shares

Over-allotment option

The selling stockholder has granted to the underwriters an option to purchase up to an aggregate of 8,550,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

New York Stock Exchange symbol	WFR

The number of shares of common stock outstanding as of December 31, 2004 is 208,393,900 shares. The number of outstanding shares excludes:

•	an aggregate of 18,688,966 shares of our common stock reserved for issuance under our equity incentive plans, of which 9,279,023 shares were subject to outstanding stock options as of December 31, 2004, at a weighted average exercise price of $7.61 per share, and 85,100 shares were subject to outstanding restricted stock unit awards as of December 31, 2004; and

•	16,666,667 shares of our common stock issuable upon exercise of outstanding warrants at an exercise price of $3.00 per share, subject to certain antidilution adjustments, which expire on November 13, 2011.

The information in this prospectus assumes no exercise of the over-allotment option except where otherwise noted.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following factors, together with the other information contained and incorporated by reference in this prospectus, before purchasing these securities. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our securities to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our business depends on the semiconductor device industry and if that industry experiences future downturns, our sales could decrease and we could be forced to reduce our prices while maintaining fixed costs, all of which could have significant negative effects on our operating results and financial condition.

Our business depends in large part upon the market demand for our customers’ semiconductors and products utilizing semiconductors. The semiconductor device industry experiences:

•	rapid technological change;

•	product obsolescence;

•	changes in product mix;

•	price erosion; and

•	wide fluctuations in product supply and demand.

From time to time, the semiconductor device industry has experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. Some of these downturns have lasted for more than a year and have resulted in a substantial decrease in demand for our products. For example, in 2001, the semiconductor industry experienced a significant downturn as a result of weakened demand and a broad-based inventory correction. The 2001 downturn continued into early 2003. In the second half of 2004, much of the semiconductor industry experienced a downturn related to product oversupply and a resulting inventory correction. These industry conditions have continued into 2005. If the semiconductor device industry experiences future downturns, we will face pressure to reduce prices and we may need to further rationalize capacity and reduce fixed costs. At the same time, our ability to reduce expenditures for capital, research and development and global infrastructure during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and volume, our operating results and financial condition could be materially adversely affected.

Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.

We obtain substantially all of our requirements for several raw materials, equipment, parts and supplies from sole suppliers. Likewise, we obtain all of our requirements for granular polysilicon from our facility in Pasadena, Texas. In the case of granular polysilicon, we believe that we could substitute chunk polysilicon for granular polysilicon. However, in either case, it may take us several months to transition to a new supplier and we may be required to obtain new qualifications from our customers in order to change or substitute materials or sources of supply. We cannot predict whether we would be successful or how long the qualification process would take. In addition, our manufacturing process could be interrupted and our manufacturing throughput and yields could be adversely affected. A failure to obtain a new qualification or a decrease in our manufacturing throughput or yields could have a material adverse effect on our operating results.

From time to time we have experienced limited supplies of certain raw materials, equipment, parts and supplies, particularly polysilicon. Because of the cyclical nature of our industry, we may experience shortages of our key raw materials, equipment, parts and supplies in the future. A prolonged inability to obtain raw materials, equipment, parts or supplies, or increases in prices resulting from these shortages could have a material adverse effect on our operating results.

We are subject to periodic fluctuations in foreign currency exchange rates which can cause reported financial results to vary significantly from period to period.

Approximately 71% of our sales in the nine months ended September 30, 2004 were made outside North America. We expect that international sales will continue to represent a significant percentage of our total sales. In addition, a significant portion of our manufacturing operations is located outside of the United States. Sales outside of the United States expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily related to Euro, Japanese Yen, Korean Won and New Taiwanese Dollar. Our risk exposure from expenses at international manufacturing facilities is concentrated in Euro, Japanese Yen, Korean Won, Malaysian Ringgit and New Taiwanese Dollar. To the extent that our sales in foreign currencies occur at foreign sites which incur expenses in those currencies, our net exposure is reduced. We generally hedge receivables denominated in foreign currencies at the time of sale.

Our foreign subsidiaries have debt denominated in Euro, Japanese Yen, New Taiwanese Dollars and U.S. Dollars. We generally do not hedge these net foreign currency exposures.

We recognized net currency gains totaling approximately $14 million in 2003 and $11 million in 2002 and currency losses totaling approximately $4 million in 2001. We cannot predict whether these foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We experience intense competition in the wafer industry which could force us to reduce our prices to retain market share or face losing market share and revenues.

We face intense competition in the wafer industry from established manufacturers throughout the world. If we cannot compete effectively with other wafer manufacturers, our operating results could be materially adversely affected. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently, and may in the future, compete favorably against our products.

We compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may need to reduce our prices to retain market share, which could have a material adverse effect on our operating results.

If we fail to meet changing customer demands, we may lose customers and our sales could suffer.

The wafer industry changes rapidly. Changes in our customers’ requirements result in new and more demanding technology, product specifications and diameters, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make significant investments in research and development and equipment. We cannot be certain that we will be able to successfully introduce, market and cost effectively manufacture any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance.

Because we cannot easily transfer production of specific products from one of our manufacturing facilities to another, manufacturing delays at a single facility could result in a loss of product volume.

It typically takes three to six months for our customers to qualify a manufacturing facility to produce a specific product, but it can take longer depending upon a customer’s requirements and market conditions. Interruption of operations at any of our primary wafer manufacturing facilities could result in delays or cancellations of shipments of wafers and a loss of product volume. Likewise, interruption of operations at our granular polysilicon manufacturing facility could adversely affect our wafer manufacturing throughput and yields and could result in our inability to produce certain qualified wafer products, delays or cancellations of shipments of wafers and a loss of product volume. A number of factors could cause interruptions, including labor disputes, equipment failures, or shortages of raw materials or supplies. Unions represent employees at our wafer facilities in St. Peters, Missouri, Italy and South Korea and our granular polysilicon facility in Pasadena, Texas. A strike at any of these facilities could cause interruptions in manufacturing. We cannot be certain that alternate qualified capacity would be available on a timely basis or at all.

If we do not continue to reduce our manufacturing costs and operating expenses, we may not be able to compete effectively in our industry.

The success of our business depends, in part, on our continuous reduction of manufacturing costs and operating expenses. The wafer industry has historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our manufacturing costs and operating expenses sufficiently to offset future price erosion, our operating results will be adversely affected. During the past few years, we have engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. These activities have included reduction of headcount, refinement of our processes and efforts to increase yields and reduce cycle time. In addition, our 2001 financial restructuring resulted in substantially reduced depreciation expense. We cannot assure you that we will be able to continue to reduce our manufacturing costs and operating expenses. Moreover, any future closure of facilities or reduction of headcount may adversely affect our ability to manufacture wafers in required volumes to meet customer demand and may result in other production disruptions.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them with our business, which may impair our financial performance.

If we find appropriate opportunities, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development and manufacturing activities. However, we cannot be certain that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents do or will provide us with a competitive advantage.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly patent litigation.

Any litigation in the future to enforce patents issued to us, to protect trade secrets or know how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. From time to time, we receive notices from other companies that we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation, which could have a material adverse effect on us. In fact, we are presently involved in pending litigation involving allegations of patent infringement. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation, we may be required to:

•	pay substantial damages;

•	seek licenses from others; or

•	change, or stop manufacturing or selling, some of our products.

Any of these outcomes could have a material adverse effect on our business, results of operations or financial condition.

We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.

Our operating results could materially suffer if we experience a significant reduction in, or loss of, purchases by one or more of our top customers. We made approximately 61% of our sales to ten customers in the nine months ended September 30, 2004. Samsung and Texas Instruments each accounted for more than 10% of our sales in that period.

We are subject to periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Economic downturns in the Asia Pacific region and Japan have affected our operating results in the past, and economic downturns in those and other regions in which we operate could affect our operating results in the future. Additionally, other factors may have a material adverse effect on our operations in the future, including:

•	the imposition of governmental controls or changes in government regulation;

•	export license requirements;

•	restrictions on the export of technology;

•	geo-political instability; and

•	trade restrictions and changes in tariffs.

We cannot predict whether these economic risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2004 (which we are required to file with the SEC by March 16, 2005), we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls. Public Company Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

While we currently believe our internal control over financial reporting is effective, we are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2004 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

While we currently anticipate being able to satisfy the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is no precedent available by which to measure compliance with the new Auditing Standard No. 2. If we are not able to comply with the requirements of Section 404 in a timely manner or if our auditors are not able to complete the procedures required by Auditing Standard No. 2 to support their attestation report, we would likely lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

We are subject to numerous environmental laws and regulations, which could require us to discharge environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released to the environment at properties currently or previously owned or operated by us, at other locations during the transport of the materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims. Groundwater and/or soil contamination has been detected at four of our facilities. We believe we are taking all necessary remedial steps at these facilities. As of December 31, 2004, the aggregate remediation cost for these facilities was expected to be approximately $5.2 million over the next 30 years. As a result, we do not expect these known conditions to have a material impact on our business. However, environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs and liabilities.

Our loan instruments contain highly restrictive covenants, any of which, if violated, would upon election of the lenders cause outstanding amounts under each of our loan instruments to become immediately due and payable, and we might not have sufficient funds and assets to pay such loans.

We are party to a $150 million revolving credit facility with Citibank/UBS and a $35 million revolving credit facility with TPG. These loan instruments contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated Earnings Before Interest, Taxes, Depreciation and Amortization, as defined, minimum monthly consolidated backlog, minimum monthly consolidated revenues, maximum annual capital expenditures and other covenants customary for revolving loans of this type and size. A continuing violation of any of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, would be deemed an event of default under all of these loan instruments. In such event, upon election of the lenders, the loan commitments under the revolving credit facilities would terminate and the loans and accrued interest then outstanding under the credit facilities would be due and payable immediately. We may not have sufficient funds and assets to cover any such required payments and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

In the event TPG does not continue to own a substantial portion of our stock, we would be required to immediately repay outstanding loans and accrued interest under our credit facilities upon election of the lenders and we may not have the funds or assets to meet those obligations.

If (1) TPG’s ownership interest in us is reduced below 15% of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then, upon election of the lenders:

•	the loan commitments under the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility would terminate; and

•	the loans and accrued interest then outstanding would become immediately due and payable.

We may not have sufficient funds to make the required payments and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

Outstanding borrowings under the $150 million Citibank/UBS revolving credit facility would become immediately due and payable upon election of the lenders in the event any guarantor does not renew its guaranty, terminates its guaranty or defaults under its guaranty.

The $150 million Citibank/UBS revolving credit facility is guaranteed by certain of the TPG entities. The terms of the guaranties are shorter than the term of the revolving credit facility, and each guarantor may terminate its guaranty. In the event a guarantor does not renew its guaranty through the term of the revolving credit facility and the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, a guarantor terminates its guaranty, or a guarantor defaults under its guaranty, then, upon election of the lenders, the loan commitments under the revolving credit facility would terminate and the loans and accrued interest under the facility would be due and payable immediately. In any of these events, the guarantors have severally agreed to make new revolving credit loans available to us on terms and conditions substantially similar to the $150 million Citibank/UBS revolving credit facility except with 2% higher interest rates. The guarantors may not have sufficient funds and assets to provide this replacement financing, and we may not be able to obtain the replacement financing on a timely basis or at all. If this happened, the lenders could foreclose on the assets pledged as collateral under this loan.

Our loan instruments restrict our borrowings and use of proceeds, thereby limiting our ability to raise capital and obtain alternate funding sources.

Under the terms of the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility, we generally cannot borrow from third parties or pledge assets without the consent of the lenders. Under these instruments, we are also generally required to use 75% of the net proceeds from the issuance of debt or equity as follows:

•	first, to repay outstanding borrowings under the $150 million Citibank/UBS revolving credit facility; and

•	second, if such borrowings are repaid in full, to repay outstanding borrowings under the $35 million TPG revolving credit facility.

These restrictions limit not only our ability to raise capital but our ability to obtain alternate funding sources.

We have had significant operating and net losses, and we may have future losses.

Prior to 2002, we had not reported an annual operating profit since 1996. Until 2003, we had not reported annual net earnings since 1996. Our cumulative losses allocable to common stockholders from 1997 to 2001 totaled approximately $1 billion. In 2002, we had operating income of $65 million and a net loss allocable to common stockholders of $22 million. We cannot predict whether we will experience operating losses and net losses in the future.

Risks Related to this Registration Statement and Ownership of Our Securities

Future sales of shares of our common stock may depress the price of our common stock.

If the selling stockholder sells a substantial number of shares of our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. We have granted TPG registration rights with respect to all of TPG’s shares and warrants as described under “Certain Relationships and Related Transactions—Registration Rights Agreement.” Future sales of our common stock or warrants to purchase our common stock by TPG in the public market, or the perception that such sales might occur, could cause such a decrease in the price of our common stock.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may be affected by various factors, including:

•	quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the semiconductor device and wafer industries;

•	developments in patent or other proprietary rights;

•	changes in our relationships with our customers;

•	interruption of operations at our manufacturing facilities;

•	actual or perceived changes in our relationship with our majority owners;

•	the size of the public float of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Technology company stocks in general have experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of our common stock.

TPG has sufficient voting power to control our direction and policies, which could prevent a favorable acquisition of us and create other conflicts of interest between us and TPG.

TPG, through its approximate 63% beneficial ownership interest of our common stock, has sufficient voting power to control our direction and policies, including controlling any merger, consolidation or sale of all or substantially all of our assets. After this offering, TPG will beneficially own approximately 38% of our common stock. Under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. TPG currently possesses the power to elect all of our directors through its beneficial ownership of our voting stock. Five of the nine members of our current Board of Directors are partners or employees of certain TPG entities. After the offering, we expect that our Board of Directors will initially consist of six directors, with two TPG-designated members. As a practical matter, however, TPG will have substantial control over the election and composition of our Board of Directors as a result of its share ownership. In addition, certain TPG entities have provided us with a $35 million revolving credit facility and guarantees of the $150 million Citibank/UBS revolving credit facility. We pay substantial fees to TPG and its affiliates in connection with the $35 million revolving credit facility and a management advisory agreement. These arrangements may also create conflicts of interest between us and TPG.

Certain provisions of our Restated Certificate of Incorporation and Restated By-Laws could delay or make more difficult a change of control or change in management that would benefit our stockholders.

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may delay, defer or make more difficult:

•	a merger, tender offer or proxy contest;

•	the assumption of control by a holder of a large block of our securities; and

•	the replacement or removal of current management by our stockholders.

For example, our Restated Certificate of Incorporation, as amended, divides the Board of Directors into three classes, with members of each class to be elected for staggered three-year terms. This provision may make it more difficult for stockholders to change the majority of directors and may frustrate accumulations of large blocks of common stock by limiting the voting power of such blocks. This may further discourage a change of control or change in current management.

These provisions may limit participation by our stockholders in any merger or other change of control transaction, whether or not the transaction is favored by current management or would be favorable to our stockholders. These provisions may also make removal of current management by our stockholders more difficult, even if such removal would be beneficial to the stockholders generally.

In addition, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock without the vote of our holders of common stock, subject to certain restrictions on the issuance of preferred stock contained in the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange. During the twelve months ended December 31, 2004, the average daily trading volume for our common stock as reported by the NYSE was 687,071 shares. Even if we achieve a wider dissemination as to the shares offered by the selling stockholder pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

•	our belief that our Taisil facility will be the first facility to produce 300 millimeter wafers in Taiwan and that 300 millimeter wafers will be available in the early part of the third quarter;

•	our belief that our ability to meet a majority of our polysilicon requirements through in-house capabilities provides us with a key cost advantage to more effectively compete in the wafer industry;

•	our belief that the success of our business depends in part on our proprietary technology, information processes and know how;

•	our belief that it is more likely than not that certain deferred tax assets will be realized;

•	our expectation that the government subsidies from Medicare Part D will not be significant to our consolidated financial statements;

•	our expectation that pension expense will increase, primarily as a result of the general economic environment and the prevailing low interest rates;

•	our expectation that contributions to our pension plans in 2004 will be in the range of $23 million to $26 million;

•	our belief that we have the financial resources needed to meet business requirements, including capital expenditures and working capital requirements;

•	the impact of the implementation of SFAS No. 150 and FIN 46R;

•	the impact of an adverse change in interest and currency exchange rates;

•	the timing of the utilization of the remaining portion of our restructuring reserve;

•	the expectation that we will not pay dividends on our common stock in the foreseeable future;

•	expectations regarding growth of the semiconductor industry;

•	the expectation that the 200 millimeter wafer will be the primary wafer size until at least 2008;

•	our belief that semiconductor device manufacturers will continue to select wafer supplies that offer advanced technology capabilities, a broad product portfolio and superior service to satisfy their exacting device requirements;

•	our intention to continue to use and develop our portfolio of technologies to provide a combination of product features that fulfills the exacting specifications of our customers’ manufacturing requirements for increasingly complex wafers;

•	our belief that we have substantially reduced the annual sales we need to achieve operating income;

•	our belief that we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation;

•	future availability of chunk polysilicon;

•	our belief that we could substitute chunk polysilicon for granular polysilicon;

•	our expectation that we will continue to make significant investments in research and development and equipment;

•	our expectations regarding return on investments from research and development;

•	our expectation that international sales will continue to represent a significant percentage of our total sales;

•	our expectation that our competitors will continue to improve their products and to introduce new products with competitive price and performance characteristics;

•	our belief that the wafer industry will likely continue to experience price erosion;

•	our expected environmental remediation costs;

•	the expected impact of groundwater and/or soil contamination at some of our facilities;

•	the impact of litigation on us;

•	other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts; and

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially are set forth under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholder.

DIVIDEND POLICY

We do not presently pay dividends on our common stock. We plan to retain all net earnings, if any, to fund the development of our business. We do not presently plan to pay dividends on our common stock for the foreseeable future. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of holders of our preferred stock, if any, and the availability of sufficient funds to pay dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business condition, the terms of our debt agreements and other factors the Board of Directors believes are relevant.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “WFR.” The following table sets forth for the periods indicated the high and low daily closing prices of our common stock as reported by the NYSE.

	High	Low
Year Ended December 31, 2003
First Quarter	$11.48	$7.12
Second Quarter	13.25	9.27
Third Quarter	14.25	9.94
Fourth Quarter	12.17	8.92
Year Ended December 31, 2004
First Quarter	11.73	7.95
Second Quarter	10.36	7.97
Third Quarter	9.55	7.39
Fourth Quarter	13.25	8.46
Year Ended December 31, 2005
First Quarter (through January 31, 2005)	13.25	11.35

On February 16, 2005, the last reported sale price of our common stock on the NYSE was $11.63. As of January 28, 2005, there were 208,618,471 shares of our common stock outstanding held by approximately 462 holders of record.

MANAGEMENT

The following is information concerning our executive officers as of January 31, 2005.

Name	Age	All Positions and Offices Held
Nabeel Gareeb	40	President, Chief Executive Officer and Director
Thomas E. Linnen	58	Senior Vice President and Chief Financial Officer
John A. Kauffmann	48	Senior Vice President
Sylvia Roberts-Toomer	51	Senior Vice President
Shaker Sadasivam	45	Senior Vice President
David L. Fleisher	43	Vice President, General Counsel and Corporate Secretary

Mr. Gareeb has been our President and Chief Executive Officer since April 2002 and has been a Director since that time. Prior to joining MEMC, Mr. Gareeb was Chief Operating Officer of International Rectifier Corporation, a leading supplier of power semiconductors. Mr. Gareeb joined International Rectifier in 1992 as Vice President of Manufacturing and subsequently held other senior management positions.

Mr. Linnen joined us as Senior Vice President in December 2003 and became our Chief Financial Officer in January 2004. Prior to joining MEMC, Mr. Linnen was Senior Vice President and Chief Financial Officer of Trend Technologies, LLC from 2002 to December 2003. Trend Technologies is a privately owned manufacturer of enclosures for electronic products such as computers, telecommunications equipment and information appliances. Trend Technologies filed for protection under Chapter 11 of the Bankruptcy Code in November 2002 and emerged from these bankruptcy proceedings in January 2003. From 1999 to 2001, Mr. Linnen served as Executive Vice President and Chief Financial Officer of Sensory Science/Go-Video, a consumer electronics company. From 1996 to 1999, Mr. Linnen served as Chief Financial Officer of Hypercom Corporation, a point of sale terminal manufacturer. From 1987 to 1996, Mr. Linnen served as Vice President Finance, Secretary and Treasurer of Continental Circuits Corp., a circuit board manufacturer.

Mr. Kauffmann has been our Senior Vice President, Sales and Marketing since October 2004. Mr. Kauffmann served as Vice President, Marketing from August 2003 to October 2004 and Acting Vice President, Sales and Marketing from March 2003 to August 2003. Mr. Kauffmann served as our Director, Segment Marketing from August 2002 to February 2003 and as the Commercial Manager for our 300mm business unit from June 2000 to July 2002. From September 1994 to May 2000, Mr. Kauffmann held various positions with MEMC in Taiwan including Technical Director, Taiwan from September 1994 to December 1997, Director of Operations from December 1997 to April 1999, and Director, Foundry Marketing from April 1999 to May 2000. From February 1980 to August 1994, Mr. Kauffmann held manufacturing positions in one of our U.S. manufacturing plants.

Ms. Roberts-Toomer joined MEMC in January 2003 and became Senior Vice President, Human Resources in January 2004. Prior to joining MEMC, Ms. Roberts-Toomer was Vice President, Human Resources of International Rectifier Corporation, a leading supplier of power semiconductors. Ms. Roberts-Toomer joined International Rectifier in 1992 and held a number of management positions in the human resources group.

Dr. Sadasivam has been our Senior Vice President, Research and Development since July 2002. Dr. Sadasivam was President of MEMC Japan Ltd., our Japanese subsidiary, from April 2002 to June 2002. From July 2000 to March 2002, Dr. Sadasivam served as our Director, Worldwide Operations Technology. Dr. Sadasivam was Director, Technology for MEMC Korea Company, our South Korean subsidiary, from July 1999 to June 2000. From September 1997 to June 1999, Dr. Sadasivam held positions in the manufacturing technology group for our St. Peters facility.

Mr. Fleisher has been our General Counsel and Corporate Secretary since October 2001 and has been a Vice President since July 2002. From March 1996 to September 2001, Mr. Fleisher was our Senior Attorney.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 30, 2001, an investor group led by Texas Pacific Group, including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III LLC (collectively, TPG), entered into a purchase agreement with E.ON and its affiliates (E.ON). Pursuant to the purchase agreement, on November 13, 2001, TPG Wafer Holdings and its assignees purchased all of E.ON’s debt in MEMC of approximately $910 million and all of E.ON’s equity holdings in MEMC, representing approximately 72% of the outstanding shares of MEMC common stock.

In connection with and as a condition to closing the transactions contemplated by the purchase agreement between E.ON and TPG, on November 13, 2001, we entered into a restructuring agreement with TPG Wafer Holdings under which we restructured approximately $860 million of our debt that was acquired by TPG from E.ON. As part of the transactions contemplated by the purchase agreement and restructuring agreement, we also entered into certain agreements with TPG, as more fully described below.

In an effort to minimize conflicts of interest by members of our Board of Directors affiliated with TPG or other related parties, the Audit Committee, or a special committee consisting entirely of independent directors, generally approves or ratifies any material transaction with a related party. A special committee approved the transaction described under “—Restructuring Agreement,” below.

Restructuring Agreement

In connection with and as a condition of the closing of the transactions contemplated by the purchase agreement between TPG and E.ON, on November 13, 2001, we executed a definitive restructuring agreement with TPG Wafer Holdings. Pursuant to the restructuring agreement, TPG Wafer Holdings exchanged with MEMC all of the shares of the Class A Common Stock of MEMC Holdings Corporation, the subsidiary holding company that had acquired approximately $411 million of the debt purchased from E.ON, for 260,000 shares of our Series A Cumulative Convertible Preferred Stock, having an aggregate stated value of $260 million. Each share of the Series A Cumulative Convertible Preferred Stock was convertible into shares of MEMC common stock at a conversion price of $2.25 per share, subject to certain limitations and antidilution adjustments.

The following steps were then taken pursuant to the restructuring agreement:

•	TPG exchanged with MEMC approximately $449 million of our debt acquired from E.ON for $50 million in principal amount of our senior subordinated secured notes, with warrants to acquire up to 16,666,667 shares of our common stock, subject to certain antidilution adjustments.

•	TPG retained an existing 55 million Euro note from our Italian subsidiary.

•	TPG established a five-year revolving credit facility to make available to us up to $150 million in senior secured loans.

•	We entered into various agreements contemplated by the restructuring agreement, including a registration rights agreement and an agreement and plan of merger relating to the merger agreement between MEMC and TPG Wafer Holdings.

TPG Wafer Holdings subsequently exchanged with MEMC the one outstanding share of Class B Common Stock of MEMC Holdings Corporation for a promissory note having a principal amount of $250. As a result, MEMC Holdings Corporation is now a wholly owned subsidiary of MEMC.

Stockholder Approval

Pursuant to the restructuring agreement, we agreed to use our best efforts to obtain, as promptly as possible, (i) any necessary approval by our stockholders relating to the Series A Cumulative Convertible Preferred Stock,

the shares issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, the warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by our stockholders of the plan of merger between MEMC and TPG Wafer Holdings contained in the merger agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by our stockholders of a one-for-two reverse split of our common stock. At a special stockholders’ meeting held July 10, 2002, our stockholders approved the above items along with an increase in our authorized capital stock from 200,000,000 shares of common stock to 300,000,000 shares of common stock. Our Board of Directors has not taken any action to implement the reverse split of our common stock.

Ownership of MEMC after Restructuring Transactions

On July 10, 2002, following the approval of our stockholders, TPG converted all of the outstanding shares of Series A Cumulative Convertible Preferred Stock and the related accumulated but unpaid dividends of $21.3 million into 125,010,556 shares of MEMC common stock. In May 2003, TPG sold 15,300,000 shares of MEMC common stock in a public offering. In February 2004, TPG sold an additional 34,000,000 shares of MEMC common stock in a public offering. As a result, TPG now owns or has the right to acquire, through exercise of the warrants, approximately 142 million shares of our common stock, which would represent approximately 63% of our outstanding common stock (approximately 38% following completion of this offering).

Board Representation

Prior to the offering, by virtue of its stock ownership, TPG Wafer Holdings possesses the power to elect all of our directors through its beneficial ownership of a majority of our voting stock. The operating agreement for TPG Wafer Holdings provides that certain affiliates of Leonard Green & Partners may collectively nominate one individual to our Board of Directors and certain affiliates of TCW/Crescent Mezzanine Management III LLC may collectively nominate one individual to our Board of Directors. Currently, Jean-Marc Chapus, John G. Danhakl, Gene J. Frantz, John Marren and James B. Williams are members of the MEMC Board of Directors. Mr. Chapus is President of TCW/Crescent Mezzanine L.L.C. Mr. Danhakl is a partner at Leonard Green & Partners, L.P. Messrs. Frantz, Marren and Williams are partners of Texas Pacific Group. After the offering, we understand that Messrs. Chapus, Danhakl and Frantz will resign from our Board.

Director Compensation

Under our director compensation policy, directors affiliated with TPG receive compensation for their service on our Board. In 2004, we paid $100,000 to certain entities affiliated with TPG for the Board and committee fees and retainers earned by the directors affiliated with such entities. See “—Board Representation” above.

Notes and Warrants

Under the terms of the restructuring agreement, in November 2001, MEMC issued to TPG $50 million in principal amount of our senior subordinated secured notes due 2007. The notes were guaranteed by our domestic subsidiaries and bore interest at a rate of 8% (payment in kind) in the first two years following issuance, 14% (payment in kind) in the third and fourth years following issuance and 14% (payment in kind with optional payment in cash at the request of the note holders) in the fifth and sixth years following issuance. “Payment in kind” means that accumulated interest on the notes is added to the principal amount of the notes, instead of being paid in cash. As collateral under the notes, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets pledged to support third party debt. The notes and the related security interest were subordinate in priority and in right of payment to the Citibank/UBS revolving credit agreement and the reimbursement agreement, which are described under “—Citibank/UBS Credit Agreement” below, and to the

TPG revolving credit agreement, which is described under “—TPG Credit Agreement” below. In addition, the notes and related indenture contained substantially the same loan covenants as the Citibank/UBS revolving credit agreement and the TPG revolving credit agreement which are described under “—Citibank/UBS Credit Agreement” and “—TPG Credit Agreement” below. In 2004, the interest accrued on the notes totaled approximately $3.9 million.

On December 29, 2004, we amended the terms of the indenture for the notes to allow for the early redemption of the notes without premium. On December 30, 2004, we redeemed the notes in full for approximately $67.7 million.

In connection with the issuance of the notes, MEMC issued to TPG warrants entitling the holders to purchase an aggregate of 16,666,667 shares of MEMC common stock at an exercise price of $3.00 per share, subject to certain antidilution adjustments. The warrants may be exercised, in whole or in part, at any time and from time to time until their expiration on November 13, 2011.

Registration Rights Agreement

We have entered into a registration rights agreement with TPG providing for registration rights with respect to the warrants, the shares of common stock issuable upon exercise of the warrants and any shares of common stock owned or acquired by TPG (including the shares acquired by TPG from E.ON pursuant to their purchase agreement and the shares of common stock acquired by TPG upon the conversion of the preferred stock). At such time as is requested by TPG, we have agreed to file with the Securities and Exchange Commission registration statements on Form S-3 covering resales of these registrable securities by the holders of the registrable securities. TPG currently beneficially owns 141,943,193 shares of our common stock, including the 16,666,667 warrants, all of which are covered by the registration rights agreement.

Citibank/UBS Credit Agreement

In connection with the restructuring, TPG originally established a five-year revolving credit facility pursuant to which the TPG lender parties committed to make available to us a line of credit in an aggregate amount of $150 million. The original TPG credit facility provided that loans would bear interest at a rate of LIBOR plus 3.5% per annum or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 2.5% per annum. As collateral under this credit agreement, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets then currently pledged to support third party debt. Our domestic subsidiaries also guaranteed our payment obligations under the credit agreement.

Subsequent to the original closing of the debt restructuring transactions, we made arrangements to replace the TPG revolving credit facility with a substantially similar five-year revolving credit facility with an affiliate of Citibank, N.A. On December 21, 2001, we entered into the new Citibank credit facility which replaced the TPG credit facility. In April 2002, Citibank assigned 50% of its interest in this credit facility to UBS AG. The interest rate under the Citibank/UBS facility is LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum. Certain TPG entities have guaranteed our obligations under the new Citibank/UBS facility, and in return, we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS credit facility and the reimbursement agreement are secured by substantially the same collateral that secured the original TPG credit facility. As with the original TPG facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the Citibank/UBS facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of the domestic subsidiaries. The Citibank/UBS credit facility contains certain loan covenants, including covenants to maintain minimum quarterly consolidated earnings before interest, taxes, depreciation and amortization; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. We must maintain compliance with these covenants in order to draw on the facility unless compliance is waived by the lender. In addition, outstanding loans under the credit facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the credit facility. As of December 31, 2004, we have drawn down approximately $60 million and have outstanding approximately $3 million in letters of credit under this facility.

TPG Credit Agreement

On December 5, 2002, we entered into a $35 million five-year revolving credit facility with TPG. The interest rate under this TPG credit facility is LIBOR plus 10% or an alternative base rate plus 9%. We pay TPG a commitment fee of 0.50% per annum on the unused amount of this TPG facility. The TPG credit facility is secured by substantially the same collateral that secures the Citibank/UBS facility. As with the Citibank/UBS facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the TPG facility. The subsidiary guarantees are supported by security interests in substantially all of the assets of the domestic subsidiaries. The TPG facility contains substantially the same covenants as the Citibank/UBS facility. MEMC must maintain compliance with these covenants in order to draw on the TPG facility. In addition, outstanding loans under the TPG facility may become due and payable if we are in breach of the $150 million credit facility covenants and such breach causes an event of default under the TPG credit facility. As a condition to any borrowings under the TPG facility, we must have borrowed in full all amounts available under the Citibank/UBS facility. Finally, the commitments under the TPG credit facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

Under the terms of the TPG facility, in 2004 we paid TPG commitment fees of approximately $133,000. We have no amounts outstanding under this facility.

Merger Agreement

Pursuant to an agreement and plan of merger, we have agreed to permit the merger of TPG Wafer Holdings with and into us at such time as TPG Wafer Holdings shall determine. We will continue in existence as the surviving corporation. In connection with the merger, the members of TPG Wafer Holdings will convert their limited liability company interests in TPG Wafer Holdings into equivalent equity securities of us held by TPG Wafer Holdings, plus common stock having a market value equal to the principal amount of the debt securities of MEMC held by TPG Wafer Holdings and the accrued but unpaid interest on such debt securities. The only equity securities of MEMC currently held by TPG Wafer Holdings are shares of our common stock. TPG Wafer Holdings currently does not directly hold any debt of MEMC and has indicated it has no current intention to acquire debt of MEMC. Accordingly, if the merger were consummated today, the members of TPG Wafer Holdings would convert their limited liability interests in TPG Wafer Holdings into the same number of shares of our common stock as is currently held by TPG Wafer Holdings. The merger is subject to the approval of the members of TPG Wafer Holdings. The agreement and plan of merger was approved by our stockholders at the special stockholders meeting held on July 10, 2002.

TPG requested that we enter into the merger agreement to enable it to distribute the MEMC securities held by TPG Wafer Holdings to its members in a tax efficient manner. The merger is not intended to have any material economic consequence for us or any of our stockholders (other than TPG Wafer Holdings). It is expected that the merger will occur only in connection with such a distribution. If the merger is not effected and TPG Wafer Holdings elects to be treated as a corporation for tax purposes, TPG Wafer Holdings and its members may be disadvantaged from a tax perspective on any future sale of the MEMC securities held by it because such a sale would subject TPG Wafer Holdings to tax on the gain from the sale and the members of TPG Wafer Holdings to tax on distributions made by TPG Wafer Holdings to such members.

Management Advisory Agreement

In connection with the restructuring, we have entered into a management advisory agreement with TPG GenPar III, L.P., an affiliate of TPG. Pursuant to the agreement, TPG GenPar III will provide management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per annum plus related out-of-pocket expenses and additional compensation if TPG GenPar III acts as a financial advisor to us for future transactions such as a merger or debt or equity financing. Under the terms of the Management Advisory Agreement, in 2004 we paid TPG management advisory fees of $2.0 million.

Tax Consistency Agreement

In 2001, following the closing of the transactions contemplated by the purchase agreement and restructuring agreement, we entered into a tax consistency agreement with MEMC Holdings Corporation, TPG Wafer Partners LLC and TPG Wafer Holdings. This agreement sets forth the income tax elections to be made and the anticipated U.S. federal income tax treatment of the transactions contemplated by the purchase agreement and the restructuring agreement.

Fees and Expenses

We are responsible for the payment of certain of TPG’s expenses incurred in connection with its ownership of our securities and with the Citibank/UBS credit facility and the TPG credit facility. In 2004, we reimbursed Leonard Green approximately $10,000 of expenses incurred by Leonard Green related to its ownership of our securities.

Ownership Interest in TPG Wafer Management

Certain of our current and former executive officers have purchased limited liability company membership interests in TPG Wafer Management, an investment limited liability company that owns a 1.5% participation membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights and represent a total of approximately 46.5% of the interests in TPG Wafer Management and, therefore, indirectly, approximately 0.70% of the membership interests in TPG Wafer Holdings.

Additional membership interests in TPG Wafer Management may be issued to directors, executive officers and other service providers of MEMC. In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Management owns 15,000 shares of MEMC common stock and 250,000 of our warrants. In addition, TPG Wafer Management received approximately $1.0 million of the proceeds from our redemption of the outstanding senior subordinated secured notes in December 2004. Upon consummation of the merger described above, TPG Wafer Management would receive a proportionate amount of the shares of MEMC common stock in exchange for its 1.5% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2004, TPG Wafer Management would have received 1,870,058 shares of MEMC common stock.

Ownership Interest in TPG Wafer Partners

Two of our directors, Messrs. Boehlke and Marsh, have purchased limited liability company membership interests in TPG Wafer Partners, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Mr. Boehlke and Mr. Marsh (through a family trust) each own approximately 0.9% of the interests in TPG Wafer Partners and, therefore, indirectly, approximately 0.53% of the membership interests in TPG Wafer Holdings.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns 591,000 shares of MEMC common stock and 9,850,001 of our warrants. In addition, TPG Wafer Partners received approximately $40.0 million of the proceeds from our redemption of the outstanding senior subordinated notes in December

2004. Upon consummation of the merger described above, TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2004, TPG Wafer Partners would have received 73,680,281 shares of MEMC common stock.

As partial consideration for their membership interests in TPG Wafer Partners, Mr. Boehlke and a family trust controlled by Mr. Marsh have each deposited $1 million into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Messrs. Boehlke’s and Marsh’s respective portions of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in the event that TPG is required to provide MEMC with a replacement credit facility for the Citibank/UBS facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Messrs. Boehlke’s and Marsh’s respective portions of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Messrs. Boehlke’s and Marsh’s membership interests in TPG Wafer Partners.

SELLING STOCKHOLDER

Beneficial Ownership

The following table sets forth, as of December 31, 2004, the number of shares of our common stock that the selling stockholder beneficially owns and the number of shares being offered by the selling stockholder. The percentage of outstanding shares beneficially owned before the offering is based on 208,393,900 shares of common stock outstanding as of December 31, 2004 and assumes the exercise in full of the warrants to purchase 16,666,667 shares of our common stock. The number and percentage of shares beneficially owned after the offering assumes the sale of the 57,000,000 shares of common stock, no exercise of the over-allotment option and the exercise in full of the warrants to purchase 16,666,667 shares of our common stock.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
TPG Wafer Holdings LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	141,943,193	63%	57,000,000	84,943,193	38%

(1)	Based on information provided by TPG Wafer Holdings LLC (“TPG Wafer Holdings”) and contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings, TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company, TCW/Crescent Mezzanine III, LLC (the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002, Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002, Amendment No. 4 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on May 22, 2003, Amendment No. 5 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on June 3, 2003, Amendment No. 6 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 19, 2003, Amendment No. 7 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on February 17, 2004 and Amendment No. 8 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on January 5, 2005. Assumes the exercise in full of the warrants to purchase 16,666,667 shares of our common stock. TPG Wafer Holdings is the record owner of 124,670,526 shares of our common stock collectively held by the Joint Filers and TCW Netherlands. TPG Wafer Partners is the record owner of 591,000 shares of our common stock and TPG Wafer Management LLC is the record owner of 15,000 shares of our common stock.

TPG Wafer Holdings is a Delaware limited liability company the members of which are TPG Wafer Partners, TPG Wafer Management LLC, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (collectively, the “Members”).

The Members have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein. The Members have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

The Members and certain of their affiliates, who are guarantors of our Citibank/UBS revolving credit facility and/or lenders under our $35 million TPG revolving credit facility, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, the assignment of the warrants held by any guarantor to the other non-defaulting guarantors pro rata in the event of certain defaults under their guarantees to our Citibank/UBS revolving credit agreement or under the $35 million TPG revolving credit facility; TPG Wafer Partners’ right of first offer to the warrants that any guarantor wishes to transfer; the guarantors’ tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the warrants; and TPG Wafer Partners’ rights to cause the holders of the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.

David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management LLC (“TPG Wafer Management”). TPG Wafer Holdings directly holds the 124,670,526 shares of our common stock and an approximate 54% interest in TPG Wafer Management. TPG Wafer Partners directly holds 591,000 shares of our common stock and warrants to purchase 9,850,001 shares of our common stock. TPG Wafer Management directly holds 15,000 shares of MEMC common stock and warrants to purchase 250,000 shares of our common stock. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 124,670,526 shares of MEMC common stock. GEI directly holds warrants to purchase 3,258,872 shares of our common stock and GEI Side directly holds warrants to purchase 24,461 shares of our common stock. LGPM, LGP and GEI

Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer and Timothy J. Flynn, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Flynn may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). By virtue of their roles as Sub-Advisor to the TCW Funds, and as the controlling shareholder of such Sub-Advisor, respectively, TAMCO and TCWG may be deemed to have beneficial ownership with respect to the securities owned by the TCW Funds. Each of TAMCO and TCWG is controlled by its respective board of directors. TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of our securities beneficially owned by SG and any of SG’s other business units. TCW Partners, TCW Trust and TCW Netherlands, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings and 3,283,333 warrants. TPG Wafer Holdings directly holds 124,670,526 shares of MEMC common stock.

Relationship with MEMC

See “Certain Relationships and Related Transactions.”

DESCRIPTION OF COMMON STOCK

The following is a summary of our capital stock and highlights some of the provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws. We have also summarized a provision of the Delaware General Corporation Law (the “DGCL”). Since the terms of our Restated Certificate of Incorporation and Restated By-Laws and the DGCL are more extensive and detailed than the general information we are providing, you should rely only on the actual provisions of the Restated Certificate of Incorporation, Restated By-Laws and DGCL. If you would like to read the Restated Certificate of Incorporation or Restated By-Laws, they are on file with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

There were 208,393,900 shares of our common stock outstanding as of December 31, 2004. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility, and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of any holders of our preferred stock and the availability of sufficient funds to pay the dividends. If we liquidate MEMC, holders of our common stock will be entitled to share ratably with the other stockholders in the distribution of all assets that we have left after we pay all of our liabilities and all of our obligations to any holders of preferred stock. Holders of our common stock have no preemptive rights to subscribe for additional shares of MEMC common stock. Under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to the extent such equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. Holders of common stock have no right to convert their MEMC common stock into any other securities and do not have the benefit of a sinking fund for their shares of our common stock. Our common stock is not redeemable by us.

Preferred Stock

Holders of our common stock may be affected by any preferred stock that we may issue. As of the date of this prospectus, there are no issued and outstanding shares of our preferred stock, and we do not have any plans to issue any preferred stock in the future. However, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock, subject to certain restrictions on the issuance of preferred stock contained in the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

If we authorize the issuance of preferred stock, our Board of Directors has the authority to determine whether any or all shares of authorized preferred stock should be issued as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock and the number of shares constituting any series. The rights and restrictions on the preferred stock may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Board of Directors

Our Restated Certificate of Incorporation, as amended, and Restated By-Laws provide the following concerning our Board of Directors:

•	the Board of Directors is divided into three classes, each of which contains a relatively equal number of members;

•	members of the Board of Directors serve in staggered three-year terms and approximately one-third of the members are elected annually;

•	the number of members on the Board of Directors must be between five and fifteen; and

•	directors may be removed with or without cause by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors.

Stockholder Consents and Special Meetings

Our Restated Certificate of Incorporation, as amended, provides that our common stockholders may take action only by unanimous written consent if the action is not taken at a meeting of stockholders. Our Restated By-Laws provide that special meetings of stockholders may be called only upon the request of the holders of a majority of our outstanding common stock, by the Chairman of the Board or by a majority of the Board of Directors.

Stockholder Proposals or Nominations

To bring a stockholder proposal, stockholders must follow the procedures set forth in our Restated By-Laws. To nominate a candidate to our Board of Directors, stockholders must follow the procedures set forth in our Restated Certificate of Incorporation, as amended. The advance notice procedures for bringing either a stockholder proposal at an annual meeting or a stockholder nomination for a candidate for the Board of Directors at an annual meeting or special meeting called for the purpose of electing directors, are summarized as follows:

•	a proposal or nomination must be received by our Secretary not less than 90 days and not more than 120 days before the anniversary date of the previous annual meeting of stockholders; or

•	if the meeting is not held within 30 days of the anniversary date of the previous annual meeting, or a special meeting of stockholders is called for the purpose of electing directors, then a proposal or nomination must be received by the Secretary within 10 days after the notice of the meeting is mailed to stockholders or public disclosure of the date of the annual meeting is made, whichever occurs first.

The proponent must include the following information in his or her notice of a stockholder proposal:

•	a brief reasoned description of the business to be brought at the meeting;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with other persons in connection with the proposal and any material interest the proponent has in the proposal; and

•	a representation that the proponent will appear in person or by proxy at the meeting.

A notice of a nomination of a candidate to our Board of Directors must include the following:

•	the name, age, business address and residence of the nominee;

•	the principal occupation of the nominee;

•	the class and the number of shares of our capital stock owned beneficially or of record by the nominee;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with the nominee;

•	written consent of the nominee to being named as a nominee and serving as a director if elected;

•	a representation that the proponent will appear in person or by proxy at the meeting; and

•	other information regarding the proponent as required by the Securities Exchange Act of 1934 and related rules of the Securities and Exchange Commission.

Limitation on Liability of Directors

The Restated Certificate of Incorporation, as amended, limits the directors’ liability to stockholders and to MEMC. Specifically, a director is not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for a director’s:

•	breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions that are either not in good faith or which involve his or her intentional misconduct or a knowing violation of law;

•	unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL; and

•	participation in a transaction from which he or she received an improper personal benefit.

The effect of these provisions on our stockholders is to eliminate their rights and our rights, through stockholders’ derivative suits on behalf of MEMC, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions, however, will not limit the liability of directors to our stockholders under federal securities laws.

Provisions of the Restated Certificate of Incorporation and Restated By-Laws That May Have Anti-Takeover Effects

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may have anti-takeover effects. These provisions relate to the composition of our Board of Directors, the manner in which our stockholders may take corporate action, the ability of our stockholders to call special meetings, and the procedures to be followed to bring a stockholder proposal or to nominate a candidate to our Board of Directors, all as described above under “—Board of Directors,” “—Stockholder Consents and Special Meetings,” and “—Stockholder Proposals or Nominations.” These provisions may delay, defer or make more difficult a takeover attempt of us that our common stockholders may otherwise consider to be in their best interests. Such provisions currently have limited significance to our common stockholders, however, because TPG, through its beneficial ownership of a majority of our voting stock, can currently elect all of our directors and control our direction and policies. See “Risk Factors—TPG has sufficient voting power to control our direction and policies, and could prevent a favorable acquisition of us.” After the offering, TPG will beneficially own approximately 38% of our common stock and, thus, will continue to have significant influence over matters requiring stockholder approval.

Delaware Business Combination Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions specified therein, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction began, excluding certain shares; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving MEMC and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of MEMC involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving MEMC that has the effect of increasing the proportionate share of the stock or any class or series of MEMC beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through MEMC.

Except as otherwise specified in Section 203 of the DGCL, an interested stockholder is generally defined to include:

•	any person that owns or did own, 15% or more of our outstanding voting stock, or is an affiliate or associate of MEMC and was the owner of 15% or more of our outstanding voting stock at any time within three years immediately before the date of determinations; and

•	the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, a special committee of our Board of Directors unanimously approved the transaction pursuant to which TPG became an interested stockholder, solely for purposes of Section 203 of the DGCL. Consequently, the prohibitions of Section 203 do not apply to any transactions between MEMC and TPG.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C., 2 North LaSalle Street, P.O. Box A3504, Chicago, Illinois 60690.

LEGAL PROCEEDINGS

Albemarle Corporation et al. vs. MEMC Electronic Materials, Inc., et al.

In a case entitled Damewood vs. Ethyl Corporation, et al. (Cause No. 96-38521), filed on August 1, 1996, three employees of the former operator of MEMC Pasadena’s plant, Albemarle Corporation, filed suit against us and others in the 189th Judicial District Court, Harris County, Texas. The employees alleged that they sustained injuries during an explosion at that plant on January 27, 1996. We settled this matter with the plaintiffs and were dismissed as a party. One of the other defendants, Ethyl Corporation, was the only defendant in this case at the time of trial in October 1998. A jury awarded a verdict in favor of the plaintiffs that resulted in a judgment against Ethyl Corporation in the amount of $6.8 million. Ethyl Corporation appealed this judgment. Ethyl Corporation and the plaintiffs subsequently settled this matter for $5.2 million.

On September 29, 1998, Albemarle Corporation made a demand against us for defense and indemnity in this case on behalf of Ethyl Corporation. Albemarle Corporation assumed the obligation to defend and indemnify Ethyl Corporation under an agreement in which Ethyl Corporation transferred ownership of the plant where the injury took place to Albemarle Corporation. In November 1998, we made a demand for indemnity in this case against Albemarle Corporation. Demands for indemnity made by Albemarle Corporation on behalf of Ethyl Corporation and by us are both based on contractual indemnity language contained in the contract for the sale of the MEMC Pasadena plant from Albemarle Corporation to us.

In a case entitled Albemarle Corporation et al. vs. MEMC Electronic Materials, Inc., et al. (Cause No. 2002-59930), filed on November 20, 2002 in the 55th Judicial District Court, Harris County, Texas, Albemarle and its insurers filed suit against us and MEMC Pasadena seeking indemnification and costs of defense in the above matter. On February 14, 2003, we filed an answer denying the allegations by Albemarle Corporation and its insurers. On March 17, 2003, we filed a counterclaim against Albemarle Corporation seeking indemnification, costs of defense and payment of certain funds recovered by Albemarle Corporation’s workers’ compensation carrier in connection with the above matter. On October 22, 2004, the court entered an order granting Albemarle’s motion for summary judgment and denying our motion for summary judgment. The court did not consider the issue of damages. We disagree with the court’s ruling and intend to pursue an appeal or rehearing on the indemnification issue.

We do not believe that this matter will have a material adverse effect on us. However, due to uncertainty regarding the litigation process, the scope and interpretation of contractual indemnity provisions and the status of any insurance coverage, the outcome of this matter could be unfavorable, in which event we might be required to pay damages and other expenses.

Lemelson Medical, Education and Research Foundation, Limited Partnership vs. ESCO Electronics Corporation, et al.

In a case entitled Lemelson Medical, Education and Research Partnership vs. ESCO Electronics Corporation, et al. (Civil Action No. 00-0660-PHX-ROS) filed on April 14, 2000, the Lemelson Medical, Education and Research Foundation, Limited Partnership filed suit against us and approximately 90 other companies in the United States District Court for the District of Arizona. The Lemelson Foundation alleges that we infringe on certain patents owned by the Lemelson Foundation related to bar coding and machine vision reading systems. The Lemelson Foundation seeks damages against us in an unstated amount, attorneys’ fees and an order enjoining us from further infringement of the unexpired patents. On March 29, 2001, the court issued an order to stay this litigation pending the entry of a final non-appealable judgment in earlier-filed actions involving the same patents. In January 2004, the court in these earlier-filed actions ruled that the patents at issue were invalid, unenforceable and not infringed by bar code scanners and machine vision reading systems very similar to the bar code scanners and machine vision reading systems used by us. The Lemelson Foundation has appealed this decision. We continue to believe there are substantial reasons why the asserted patents are invalid, unenforceable and not infringed by our processes. We do not believe that this matter will have a material adverse effect on us. However, due to the uncertainty of the litigation process, the outcome of this action could be unfavorable, in which event we might be required to obtain a license and pay damages and other expenses.

Sumitomo Mitsubishi Silicon Corporation et al. vs. MEMC Electronic Materials, Inc.

On December 14, 2001, MEMC filed a lawsuit against Sumitomo Mitsubishi Silicon Corporation (“SUMCO”) and several of its affiliates in the Northern District of California alleging infringement of one of MEMC’s U.S. patents. On March 16, 2004, the court entered summary judgment against MEMC. We have appealed this decision to the Federal Circuit Court of Appeals. On July 13, 2004, however, SUMCO and certain of its affiliates filed a lawsuit against MEMC in Delaware District Court in a case captioned Sumitomo Mitsubishi Silicon Corporation, aka SUMCO, a corporation of Japan and SUMCO USA Corporation, a Delaware corporation, v. MEMC Electronic Materials, Inc., a Delaware corporation, Civil Action No. 04-852-SLR. In the Delaware lawsuit, plaintiffs allege that MEMC violated the antitrust laws by attempting to control sales of low defect silicon wafers in the United States through its patent policies and enforcement of its patents related to low defect silicon wafers. Plaintiffs also seek a declaratory judgment that plaintiffs’ wafers do not infringe the claims of two MEMC patents and that these MEMC patents are invalid and unenforceable. Finally, plaintiffs allege that these two MEMC patents are void and unenforceable because of MEMC’s alleged patent misuse. Plaintiffs seek treble damages in an unspecified amount, and attorneys’ fees and costs incurred by plaintiffs in the Delaware lawsuit and in the California lawsuit.

MEMC believes the Delaware lawsuit has no merit and is asserting a vigorous defense.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax and estate tax consequences relating to the purchase, ownership and disposition of our common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986 (the “Code”), as amended to the date hereof, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of the prospectus may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future.

This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. This summary does not consider the effect of any applicable state, local or foreign tax laws.

When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the U.S.;

•	a corporation, or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Special rules may apply to certain non-U.S. holders, such as former U.S. citizens or residents, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Taxation of Dividends and Dispositions

Dividends on Common Stock

In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s tax basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to the U.S. federal withholding tax at a 30% rate, subject to the two following exceptions.

•

Dividends effectively connected with a trade or business of a non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder within the United States generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

Dispositions of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, provided that our common stock is “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

We do not believe we have been or currently are, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information Reporting

The payment of a dividend to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements are satisfied. The payment of proceeds from the sale or other disposition of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale or other disposition of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or other agreement.

Backup Withholding

Backup withholding is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of common stock is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if dividends are subject to the withholding tax described above under “—Taxation of Dividends and Dispositions—Dividends on Common Stock,” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., JMP Securities LLC and Needham & Company, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase from the selling stockholder the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	18,480,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	20,160,000
Citigroup Global Markets Inc.	9,520,000
JMP Securities LLC	3,920,000
Needham & Company, Inc.	3,920,000
A.G. Edwards & Sons, Inc.	100,000
Edward D. Jones & Co., L.P.	100,000
Keybanc Capital Markets, A Division of McDonald Investments Inc.	100,000
Maxim Group LLC	100,000
Oppenheimer & Co. Inc.	100,000
Piper Jaffray & Co.	100,000
RBC Capital Markets Corporation	100,000
Stifel, Nicolaus & Company, Incorporated	100,000
Wedbush Morgan Securities Inc.	100,000
Wells Fargo Securities, LLC	100,000

Total	57,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

•	the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholder deliver customary closing documents to the underwriters.

Commissions and Expenses

The representatives have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at such public offering price less a selling concession not in excess of $0.29 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions the selling stockholder will pay to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share, less the amount per share the underwriters pay to the selling stockholder per share.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Paid by the selling stockholder	$0.4888	$27,861,600	$32,040,840

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $391,335. All of these expenses will be paid by the selling stockholder.

Option to Purchase Additional Shares

The selling stockholder has granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 8,550,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 57,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-up Agreements

We have agreed that, for a period of 90 days from the date of this prospectus, without the prior written consent of Lehman Brothers and Merrill Lynch, we will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or any securities which may be converted into or exchanged for any shares of our common stock, except for shares of our common stock issued pursuant to existing employee benefit plans or upon exercise of an outstanding option or warrant.

Our directors and executive officers have agreed under their lock-up agreements that, without the prior written consent of Lehman Brothers and Merrill Lynch, they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock until 90 days after the date of this prospectus.

The selling stockholder has agreed under its lock-up agreement that, without the prior written consent of Lehman Brothers and Merrill Lynch, it will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock until 180 days after the date of this prospectus.

Indemnification

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Relationships

Some of the underwriters and their affiliates have engaged in, are engaging in and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received and may in the future receive customary fees and expenses for these commercial and investment banking transactions.

Associated persons and affiliates of Citigroup Global Markets Inc. are partners of Page Mill Capital Partners IX, which owns limited liability company membership interests in TPG Wafer Partners LLC, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Page Mill Capital Partners IX owns approximately 0.61% of the interests in TPG Wafer Partners, and therefore, indirectly, approximately 0.36% of the membership interests in TPG Wafer Holdings, and accordingly, will receive its proportionate share of the net proceeds from the sale of shares of MEMC common stock by the selling stockholder in this offering. Additionally, TPG Wafer Partners received approximately $40.0 million of the proceeds from our redemption of our outstanding senior subordinated notes in December 2004, and Page Mill Capital Partners IX received its proportionate share of these proceeds.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns 591,000 shares of our common stock and 9,850,001 of our warrants. Upon consummation of the merger of TPG Wafer Holdings with and into us as described in “Certain Relationships and Related Transactions—Merger Agreement,” TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2004, TPG Wafer Partners would have received 73,680,281 shares of MEMC common stock.

As partial consideration for its membership interests in TPG Wafer Partners, Page Mill Capital Partners IX has deposited $675,000 into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Page Mill Capital Partners IX’s portion of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Page Mill Capital Partners IX’s portion of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Page Mill Capital Partners IX’s membership interests in TPG Wafer Partners.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bryan Cave LLP, Washington, DC. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas.

EXPERTS

The consolidated financial statements and schedule of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002, and the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 financial statements refers to a change in accounting for spare parts.

The financial statements of Taisil Electronic Materials Corporation as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the reports of KPMG Certified Public Accountants, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 covering the securities offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement. The descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statement or other information that we file at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., 20549. You can request copies of these documents by writing to the SEC and paying a duplicating charge. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities. The SEC makes our filings available to the public on its Internet site (http://www.sec.gov). In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In addition, we make available free of charge through our Internet site (http://www.memc.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means we can disclose important information to you by referring you to other documents that the company filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this prospectus, except for any information directly superseded by information subsequently filed with the SEC and incorporated in this prospectus.

We incorporate by reference into this prospectus the following documents (SEC File No. 1-13828), which contain important information about us and our business and financial results:

•	our Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our Current Reports on Form 8-K dated January 30, 2004 (filed February 17, 2004), on Form 8-K/A dated January 30, 2004 (filed March 26, 2004), on Form 8-K dated February 11, 2004 (filed February 12, 2004), on Form 8-K dated October 27, 2004 (filed October 29, 2004), on Form 8-K dated December 29, 2004 (filed January 5, 2005) (Items 1.01 and 2.04 only) and on Form 8-K dated February 3, 2005 (filed February 9, 2005); and

•	the description of the MEMC common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1995.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus. The SEC allows us to incorporate by reference into this prospectus such documents. You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Investor Relations, MEMC Electronic Materials, Inc., 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376 (telephone (636) 474-5000).

57,000,000 Shares

Common Stock

February 17, 2005

LEHMAN BROTHERS	MERRILL LYNCH & CO.

CITIGROUP
JMP SECURITIES	NEEDHAM & COMPANY, INC.